Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 2 DATED MAY 1, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2015, as supplemented by Supplement No. 1, dated April 15, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of the Heritage Place Apartments, a residential property located in Franklin, Tennessee.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of April 24, 2015, we had received and accepted investors’ subscriptions for and issued 17,629,147 shares of our common stock in our public offering, resulting in gross offering proceeds of $263,032,711.
As of April 24, 2015, 49,205,493 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Heritage Place Apartments
On April 27, 2015, we acquired from a third-party seller a fee simple interest in a 105-unit residential property located in Franklin, Tennessee, commonly known as Heritage Place Apartments, or the Heritage Place property, through STAR Heritage Place, LLC, or STAR Heritage Place, a wholly-owned subsidiary of our operating partnership. With the acquisition of this property, we have invested over $440 million in 13 properties in seven states with 3,899 apartment homes. Our first seven properties were acquired in 2014; we have purchased six additional properties to date in 2015.
STAR Heritage Place acquired the Heritage Place property for an aggregate purchase price of $9,650,000 excluding closing costs. STAR Heritage Place funded the payment of the purchase price for the Heritage Place property with proceeds from our ongoing public offering.
An acquisition fee of approximately $105,000 was earned by our advisor in connection with the acquisition of the Heritage Place property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor.

The Heritage Place property is a 105-unit residential community constructed on an approximately 8-acre site in 1982 and is comprised of 13 two-story garden-style apartment buildings and a leasing office. The apartments at the Heritage Place property consist of two-bedroom units averaging 921 square feet per unit. Average in-place monthly rent at the Heritage Place property was approximately $898 as of April 26, 2015. Unit amenities at the Heritage Place property include air conditioning, cable/satellite availability, ceiling fans, large closets, patios/balconies and washer/dryer hookups. Property amenities at the Heritage Place property include a pool, tennis/sports court and a playground. Occupancy at the Heritage Place property was 97% as of April 26, 2015. We have engaged Steadfast Management Company, Inc. to serve as the property manager and Pacific Coast Land & Construction, Inc. to serve as the construction manager for the Heritage Place property.